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10028660

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40433

SEC Mail Processing
Section

MAR 3 1 2010

Washington, DC
112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Monarch Financial Corporation of America

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue Suite 939
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Auerbach — (212) 332-7000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BB 4/1

AFFIRMATION

I, Bruce Auerbach. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Monarch Financial Corporation of America Inc. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Bruce Auerbach
Title: President

Date: 3-30-10

Sworn to and subscribed before me
This 30th day of MARCH, 2010

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 03, 2014

Notary Public

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

DECEMBER 31, 2009

CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder's and Directors of
Monarch Financial Corporation of America, Inc.
New York, New York 10169

We have audited the accompanying statement of financial condition of Monarch Financial Corporation of America, Inc. at December 31, 2009, and the related statements of income, changes in stockholder's equity, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, an error was discovered resulting in an understatement of previously reported tax expense and an overstatement of previously reported retained earnings as of January 1, 2009. Accordingly, opening balances at January 1, 2009, have been restated.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 23, 2010

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 72,114
Securities owned	2,993,835
Commissions receivable	589,444
Accrued Interest receivable	26,460
Prepaid commissions	106,215
Fixed assets, net	36,639
Prepaid expense	121,894
TOTAL ASSETS	$ 3,946,601

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold, not yet purchased	$ 230,267
Due to clearing organization	212,044
Accounts payable and accrued expenses	1,498,273
Deferred revenue, current portion	180,000
Total Current liabilities	2,120,584
DEFERRED REVENUE, long term portion	45,000
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 216 shares issued and outstanding	50,100
Additional paid-in capital	2,361,895
Accumulated deficit	(630,978)
Total Stockholder's Equity	1,781,017
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,946,601

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUES		
Trading	$	6,940,091
Commissions		1,809,443
Interest		85,029
Other		2,459,240
TOTAL REVENUES		11,293,803
GENERAL & ADMINISTRATIVE EXPENSES		
Payroll		6,103,049
Payroll taxes		230,375
Travel, entertainment and lodging		274,582
Insurance		58,021
Office supplies		82,030
Telephone		85,370
Professional fees		52,053
Equipment rental		479,680
Rent		167,501
Miscellaneous		5,073
Postage		9,057
Subscriptions		74,037
Bank charges		9,316
Registrations		30,352
Repairs		10,615
Clearance charges		1,192,366
Lease expense		72,376
Depreciation		8,000
Exchange fees		63,852
Membership fees		6,442
Auto expense		16,642
Health insurance		227,126
Other expense		10,000
Gifts		6,073
Seminars and education		4,946
Regulatory fees		24,426
Consulting fees		450
TOTAL GENERAL & ADMINISTRATIVE EXPENSES		9,303,810
INCOME BEFORE PROVISION FOR TAXES		1,989,993
CURRENT PROVISION FOR INCOME TAXES		892,563
NET INCOME	$	1,097,430

The accompanying notes are an integral part of these financial statements.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
Beginning Balance, January 1, 2009	$ 50,100	$ 1,469,332 *	$ 631,615 *	$ 2,151,047
Capital contribution for taxes	-	892,563	-	892,563
Net income	-	-	1,097,430	1,097,430
Dividends	-	-	(2,360,023)	(2,360,023)
Ending Balance, December 31, 2009	$ 50,100	$ 2,361,895	$ (630,978)	$ 1,781,017

* As Restated

The accompanying notes are an integral part of these financial statements.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
NET INCOME	$	1,097,430
Adjustments to reconcile net income (loss) to net cash provided by operating (used for) activities:		
Depreciation and amortization		8,000
Capital contribution for taxes		892,563
Changes in certain assets and liabilities:		
Securities owned		788,841
Prepaid commissions		99,443
Accrued interest receivable		63,557
Commission receivable		(48,747)
Prepaid expenses		24,144
Due to clearing organization		(1,215,710)
Securities sold, not yet purchased		39,981
Deferred revenue		225,000
Accounts payable and accrued expenses		368,172
Net Cash Provided by Operating Activities		2,342,674
INVESTING ACTIVITIES:		
Purchase of equipment, furniture and fixtures		(13,814)
FINANCING ACTIVITIES:		
Dividends		(2,360,023)
DECREASE IN CASH		(31,163)
CASH:		
Beginning of year		103,277
End of year	$	72,114

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION:

Organization:
Monarch Financial Corporation of America, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC), and is a member of the National Association of Securities Dealers (NASD).

In January 2008, Westrock Group, Inc. acquired 100% of the outstanding shares of stock from the six shareholders of Monarch Financial Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Marketable securities owned, which consist primarily of municipal bonds and auction rate securities, are recorded on the balance sheet at fair value. Fair value is determined by the Company's clearing broker and bid pricing from independent services on the bond portfolio, and management's estimate when an immediate market is not readily available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continue)

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commissions receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Securities Sold But Not Yet Purchased:
Marketable securities sold but not yet purchased consist of trading and investment securities at market value that the Company has sold but has not yet purchased.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Recording net realized gains or losses on the average price or specifically identified cost methods would not result in any material differences.

Income Taxes:
The Company files its tax information as part of a consolidated group. The financial statements reflect the income tax at the entity level. The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred taxes have been deemed immaterial.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the *FASB Accounting Standards Codification*, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Company's tax return for 2008 was filed as part of a consolidated return subsequent to the prescribed due date. The financial statements have been prepared under the anticipation of the taxing authorities accepting such filings. Accordingly, no penalties and interest has been reflected in the financial statements. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of operations. The tax years subject to examination by the taxing authorities are the years ended December 31, 2006, and forward. No interest and penalties are recorded for the periods open.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2009, through March 23, 2010, the date when the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CORRECTION OF ACCOUNTING ERROR:

During the year ended December 31, 2009, an error was identified in the prior year financial statements. The company relied on the advice of its tax advisor and the financial statements did not include a provision for taxes. The Company recorded tax expense that was attributable to the prior year. Retained earnings and additional paid in capital at January 1, 2009, have been adjusted to apply the corrections retrospectively.

The effect of the correction of the retained earnings and additional paid in capital as of January 1, 2009, is as follows:

Retained earnings as previously reported, January 1, 2009	$ 1,479,572
Adjustment for tax contributions	(847,957)
Retained earnings as restated, January 1, 2009	$ 631,615
Additional paid-in capital as previously reported, January 1, 2009	$ 621,375
Adjustment for tax expense	847,957
Paid-in capital as restated, January 1, 2009	$1,469,332

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

At December 31, 2009, the amount due to the Clearing Broker was $212,044. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest and other costs monthly at varying amounts. Clearing charges amounted to $ 1,192,366 for the year ended December 31, 2009.

The agreement provides the Company to maintain its trading activity until March 2012.

NOTE 5 - SECURITIES OWNED:

At December 31, 2009, marketable securities owned and held in the principal trading account of the Company consisted of the following:

	2009
Stocks and mutual funds	$ 1,943,047
State and municipal obligations	1,049,803
Obligations of U.S. Government	985
	$ 2,993,835

At December 31, 2009, the Company's state and municipal securities owned consisted of the following geographic concentrations:

New York	4.0%
Puerto Rico	96.0%

NOTE 6 - FAIR VALUE OF SECURITIES:

As of December 31, 2009, the Fair Value of Securities was classified into the following levels:

	LEVEL 1	**LEVEL 2**	**LEVEL 3**	**NETTING ADJ.**	**TOTAL**
Stocks and mutual funds	$ 29,730	$ -	$ 1,913,317	$ -	$ 1,943,047
State and municipal obligations	-	1,049,803	-	-	1,049,803
Obligations of U.S. Government	985	-	-	-	985
	$ 30,715	$ 1,049,803	$ 1,913,317	$ -	$ 2,993,835

NOTE 6 - FAIR VALUE OF SECURITIES: (Continued)

The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2009.

Balance, beginning of year	$ -
Securities purchased	1,913,317
Securities sold	-
Balance, end of year	$ 1,913,317

As of December 31, 2009, the fair value of securities sold but not yet purchased was classified into the following levels:

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	-	230,267	-	-	230,267
	$ -	$ 230,267	$ -	$ -	$ 230,267

NOTE 7 - FIXED ASSETS:

At December 31, 2009, fixed assets were comprised as follows:

	Estimated Useful Life	2009
Office equipment	7	$ 317,093
Furniture and fixtures	5 - 7	46,267
Leasehold improvements	Life of lease	19,217
		382,577
Less: Accumulated depreciation and amortization		345,938
Fixed Assets, Net		$ 36,639

NOTE 8 - SECURITIES SOLD, NOT YET PURCHASED:

At December 31, 2009, positions in marketable securities sold, not yet purchased and held in the principal trading account of the Company consisted of the following:

	2009
State and municipal obligations	$ 230,267

At December 31, 2009, the proceeds from the sale exceeded the fair value which resulted in an unrealized loss of $266.

NOTE 9 - INCOME TAXES:

Provision for income taxes was comprised as follows:

		2009
Current:		
Federal	$	561,386
State and City		331,177
Total Tax Expense	$	892,563

NOTE 10 - COMMITMENTS:

The Company leases office space from an affiliate with monthly payments of $12,000 until March 2011.

At December 31, 2009, future minimum annual lease payments were as follows:

Year	
2010	$ 144,000
2011	24,000
	$ 168,000

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company has net capital of $1,056,237 which was $941,388 in excess of its minimum dollar net capital requirement of $114,885.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 12 - RELATED PARTY TRANSACTIONS

During the year, the Company paid its affiliated company its share of rent expense for the rent which was owed, in the amount of $144,000.

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder's and Directors of
Monarch Financial Corporation of America, Inc.
New York, New York

We have audited the accompanying financial statements of Monarch Financial Corporation of America, Inc. as of December 31, 2009, and have issued our report thereon dated March 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 23, 2010

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

NET CAPITAL:	
Total ownership equity qualified for net capital	$ 1,781,017
Deductions and charges:	
Nonallowable assets	
Prepaid commissions	106,215
Employee loans	43,674
Fixed assets	36,639
Other	78,220
Total Nonallowable Assets	264,748
Net capital before haircuts on securities position	1,516,269
Haircuts on securities:	
Auction rate securities and Municipalities	369,156
State and municipal government obligations	75,549
Undue concentrations	15,291
Total Haircuts on Securities Positions	459,996
NET CAPITAL	$ 1,056,273
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable and other accrued expenses	$ 1,498,273
Deferred revenue	225,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,723,273
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirement	$ 114,885
Excess net capital	$ 941,388
Excess net capital at 1000%	$ 883,946
Ratio: aggregate indebtedness to net capital	1.6 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of DECEMBER 31, 2009:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 1,056,273
NET CAPITAL PER ABOVE	$ 1,056,273

See independent auditors' report on supplementary information.

MONARCH FINANCIAL CORPORATION OF AMERICA , INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT DECEMBER 31, 2009

Monarch Financial Corporation of America, Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer on a fully disclosed basis.

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Directors of
Monarch Financial Corporation of America,
New York, New York 10169

In planning and performing our audit of the financial statements and supplementary information of Monarch Financial Corporation of America, Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications; and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we have identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining nature, timing and extent of the procedures performed in our audit of the financial statements of Monarch Financial Corporation of America, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 23, 2010.

Restatement of Financial Statements

The preparation of the Company's financial statements resulted in an error in the tax provision for the year ended December 31, 2008, which was not previously recognized based on advice of its tax advisor and the related benefits of filing a consolidated tax return with its affiliates. This error was not detected during the 2008 audit process.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 23, 2010

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder's and Directors of
Monarch Financial Corporation of America, Inc.
New York, New York 10169

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Monarch Financial Corporation of America and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Monarch's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Monarch's management is responsible for the Monarch's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 23, 2010

MONARCH FINANCIAL CORPORATION OF AMERICA, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2009